Exhibit 99.6

BCE Inc.

EXHIBIT TO 2019 THIRD QUARTER FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended September 30, 2019 and give effect to the issuance and redemption of all long-term debt since October 1, 2018 as if these transactions occurred on October 1, 2018 and are based on unaudited financial information of BCE Inc.

September 30, 2019

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.5 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.5 times